FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- AGM calling	4

TELEFÓNICA S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, S.A., at its meeting held today, has unanimously resolved to call the Annual General Shareholders' Meeting to be held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, s/n, at 12:00 pm on April 22nd , 2008, on second call, if the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on April 21st, 2008 at the same place.

The Agenda of the Annual General Shareholders' Meeting, that has been approved in the aforesaid Board's meeting, is the following:

AGENDA

I. Examination and approval, if appropriate, of the Individual Annual Accounts, of the Consolidated Financial Statements (Consolidated Annual Accounts) and of the Management Report of Telefónica, S.A. and its Consolidated Group of Companies, as well as of the proposed allocation of profits/losses of Telefónica, S.A. and of the management of its Board of Directors, all with respect to Fiscal Year 2007.

II. Re-election, ratification, and appointment, as applicable, of Directors:

II.1 Re-election of Mr. José Fernando de Almansa Moreno-Barreda.

II.2 Ratification of the interim appointment of Mr. José María Abril Pérez.

II.3 Ratification of the interim appointment of Mr. Francisco Javier de Paz Mancho.

II.4 Ratification of the interim appointment of Mrs. María Eva Castillo Sanz.

II.5 Ratification of the interim appointment of Mr. Luiz Fernando Furlán.

III. Authorization to acquire the Company's own shares, either directly or through Group Companies.

IV. Reduction in share capital by means of the repurchase of the Company's own shares, with the exclusion of creditors' right to challenge the repurchase, and revising the text of the article of the By-Laws relating to share capital.

V. Designation of the Accounts Auditor for the 2008 financial year.

VI. Delegation of powers to formalize, interpret, cure and carry out the resolutions adopted by the Shareholders at the General Shareholders' Meeting.

Likewise, upon the prior favourable report of the Nominating, Compensation and Corporate Governance Committee, the Board has appointed Mr. Alfonso Ferrari Herrero as new member of the Audit and Control Committee, and Mr. Peter Erskine as new member of the Nominating, Compensation and Corporate Governance Committee.

Madrid, February 27th , 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 27th, 2008	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors